SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            HEALTH RENU MEDICAL, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   422256 10 7
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 SEPTEMBER 23, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
             TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS
              SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF
            RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


|1|     NAMES OF  REPORTING  PERSONS
        S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Randy  Mullins     ###-##-####
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
-------------------------------------------------------------------------------
                  |7|  SOLE  VOTING  POWER
NUMBER  OF             -0-  Shares
SHARES            -------------------------------------------------------------
BENEFICIALLY      |8|  SHARED  VOTING  POWER
OWNED  BY  EACH        N/A
REPORTING         -------------------------------------------------------------
PERSON  WITH      |9|  SOLE  DISPOSITIVE  POWER
                       -0-  Shares
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         -0-
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         0%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of HealthRenu Medical, Inc. ("HealthRenu") The principal executive offices of HealthRenu are located at 307 South Friendswood Drive, Suite E-1, Friendswood, Texas 77546.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Randy Mullins. Mr. Mullins' business address is 307 South Friendswood Drive, Suite E-1, Friendswood, Texas 77546. Mr. Mullins serves as the Company's Chief Executive Officer.

(d)-(e) During the last five years, Mr. Mullins: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Mullins  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Previously, Mr. Mullins beneficially owned 588 shares of Series 2003A Preferred Stock of HealthRenu Medical, Inc. However, these shares were cancelled as a result of a Share Exchange Agreement dated September 23, 2003, between HealthRenu Medical, Inc. and HealthRenu, Inc.

(b)  N/A

(c)  N/A

(d)  N/A

(e) On September 23, 2003, Mr. Mullins ceased to be the beneficial owner of more than five percent of the Registrant's stock.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Exchange Agreement between HealthRenu Medical, Inc. an HealthRenu, Inc. dated September 23, 2003

     (1) Filed as Exhibit 2.1 to the report on Form 8-K filed on September 29, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  14,  2003               By:  /s/  Randy  Mullins
                                           ---------------------
                                           Randy  Mullins